Exhibit 99.1

11 August 2009
Sterlite Industries (India) Limited
Revised offer to Purchase Operating Assets of ASARCO LLC
Mumbai, India and Tucson, AZ: Sterlite Industries (India) Limited, a subsidiary of Vedanta Resources plc, the London-based FTSE 100 metal and mining group, has changed its bid to purchase operating assets of Asarco LLC. The revised consideration includes (a) Cash of US$ 1,587 million and (b) a US$208 million Copper Price Participation Note (reduced from earlier $ 770 million).
The consideration was changed to reflect an increase in copper prices and to meet the expectations of creditors. Higher cash consideration also reflects our offer of cash in lieu of the reduction in value of the Copper Price Participation Note from $ 770 million to $ 208 million.
Sterlite will also be the beneficiary of 50% of the proceeds from General Unsecured Creditors’ interest in a judgement against Americas Mining Corporation awarded by US District Court of Texas, Brownsville Division, once the General Unsecured Creditors are paid in full including post petition interest.
Terms of the agreement with asbestos representatives remain unchanged.

Sterlite Industries (India) Limited	Page 2 of 2

For further information, please contact:

Sumanth Cidambi Director — Investor Relations Sterlite Industries (India) Limited	sumanth.cidambi@vedanta.co.in Tel: +91 22 6646 1531

Sheetal Khanduja AGM— Investor Relations Sterlite Industries (India) Limited	Sheetal.khanduja@vedanta.co.in Tel: +91 22 6646 1531
About Sterlite
Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminum, copper, zinc and lead and Power. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminum Company Limited for its aluminum operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.
About ASARCO
ASARCO is an integrated copper mining, smelting and refining company with approximately 2,600 employees. The Company operates mines, mills and a smelter in Arizona and a smelter and refinery in Texas. For more information, visit http://www.asarco.com.
Disclaimer
This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.